EXHIBIT 11.1
CARRIAGE SERVICES, INC.
COMPUTATION OF PER SHARE EARNINGS
(unaudited and in thousands, except per share data)
     Earnings per share for the three month ended March 31, 2006 and 2007 is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods as prescribed by SFAS 128. The following table sets forth the computation of the basic and diluted earnings per share for the three month ended March 31, 2006 and 2007:

	Three months
	ended March 31,
	2006	2007
Net income from continuing operations	$2,263	$3,027
Income (loss) from discontinued operations	(3,998)	395

Net income (loss)	$(1,735)	$3,422

Weighted average number of common shares outstanding for basic EPS computation	18,484	18,764
Effect of dilutive securities:
Stock options	390	521

Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	18,874	19,285

Basic earnings (loss) per common share:
Continuing operations	$0.12	$0.16
Discontinued operations	(0.21)	0.02

Net income (loss)	$(0.09)	$0.18

Diluted earnings (loss) per common share:
Continuing operations	$0.12	$0.16
Discontinued operations	(0.21)	0.02

Net income (loss)	$(0.09)	$0.18

     Options to purchase 0.1 million shares were not included in the computation of diluted earnings per share for the three months ended March 31, 2006 because the effect would be antidilutive.
     Options to purchase 44,000 shares were not included in the computation of diluted earnings per share for the three months ended March 31, 2007, because the effect would be antidilutive.
     The convertible junior subordinated debenture is convertible into 4.6 million shares of common stock and is not included in the computation of diluted earnings per share because the effect would be antidilutive.